UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PMV Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69353Y 10 3

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69353Y 10 3

1.	Names of Reporting Persons Nextech V Oncology S.C.S., SICAV-SIF

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,385,807 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,385,807 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,807 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Nextech V Oncology S.C.S., SICAV-SIF (“Nextech V LP”), Nextech V GP S.à. r.l. (“Nextech V GP”), Thomas Lips (“Lips”), Dalia Bleyer (“Bleyer”) and Ian Charoub (“Charoub” and together with Nextech V LP, Nextech V GP, Lips and Bleyer, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 45,380,354 shares of common stock outstanding as of November 10, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 69353Y 10 3

1.	Names of Reporting Persons Nextech V GP S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,385,807 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,385,807 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,807 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 45,380,354 shares of common stock outstanding as of November 10, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 69353Y 10 3

1.	Names of Reporting Persons Thomas Lips

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,385,807 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,385,807 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,807 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 45,380,354 shares of common stock outstanding as of November 10, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 69353Y 10 3

1.	Names of Reporting Persons Dalia Bleyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Lithuania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,385,807 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,385,807 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,807 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 45,380,354 shares of common stock outstanding as of November 10, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 69353Y 10 3

1.	Names of Reporting Persons Ian Charoub

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Palestine

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,385,807 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,385,807 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,807 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 45,380,354 shares of common stock outstanding as of November 10, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021.

Item 1.

	(a)	Name of Issuer:

PMV Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

8 Clarke Drive, Suite 3
Cranbury, NJ 08512

Item 2.
	(a)	Name of Reporting Persons Filing:

Nextech V Oncology S.C.S., SICAV-SIF (“Nextech V LP”)
Nextech V GP S.à r.l. (“Nextech V GP”)
Thomas Lips (“Lips”)
Dalia Bleyer (“Bleyer”)
Ian Charoub (“Charoub”)

	(b)	Address of Principal Business Office or, if none, Residence:

8 rue Lou Hemmer
L-1748 Luxembourg-Findel
Grand-Duché de Luxembourg

	(c)	Citizenship

		Entities:	Nextech V LP	-	Luxembourg
			Nextech V GP	-	Luxembourg

		Individuals:	Lips	-	Switzerland
			Dalia Bleyer	-	Lithuania
			Ian Charoub	-	Palestine

	(d)	Title of Class of Securities:

Common stock, par value $0.00001

	(e)	CUSIP Number:

69353Y 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2021.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1) (2)
Nextech V LP	1,385,807	1,385,807	0	1,385,807	0	1,385,807	3.1%
Nextech V GP (1)	0	1,385,807	0	1,385,807	0	1,385,807	3.1%
Lips (1)	0	0	1,385,807	0	1,385,807	1,385,807	3.1%
Bleyer (1)	0	0	1,385,807	0	1,385,807	1,385,807	3.1%
Charoub (1)	0	0	1,385,807	0	1,385,807	1,385,807	3.1%

(1)	The shares are held by Nextech V LP. Nextech V GP serves as the sole general partner of Nextech V LP and has sole voting and investment control over the shares owned by Nextech V LP and may be deemed to own beneficially the shares held by Nextech V LP. Nextech V GP owns no securities of the Issuer directly. Bleyer, Lips and Charoub are members of the board of managers of Nextech V GP and share voting and dispositive power over the shares held by Nextech V LP, and may be deemed to own beneficially the shares held by Nextech V LP. The managing members own no securities of the Issuer directly.

(2)	The percent of class was calculated based on 45,380,354 shares of common stock outstanding as of November 10, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Nextech V Oncology S.C.S., SICAV-SIF

By:	Nextech V GP S.à r.l.
its	General Partner

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

Nextech V GP S.à r.l.

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

/s/ Dalia Bleyer
Dalia Bleyer

/s/ Thomas Lips
Thomas Lips

/s/ Ian Charoub
Ian Charoub

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of PMV Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: February 14, 2022

Nextech V Oncology S.C.S., SICAV-SIF

By:	Nextech V GP S.à r.l.
its	General Partner

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

Nextech V GP S.à r.l.

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

/s/ Dalia Bleyer
Dalia Bleyer

/s/ Thomas Lips
Thomas Lips

/s/ Ian Charoub
Ian Charoub